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December 18, 2007	QTA-TSX. VENTURE
NR-09-07

QUATERRA ACQUIRES HERBERT GLACIER GOLD PROJECT IN ALASKA

VANCOUVER, B.C. - Quaterra Resources Inc. today announced the acquisition of the Herbert Glacier gold property 20 miles north of Juneau, Alaska. The 1,735 acre property consists of 84 Federal claims which host four main composite vein-fault structures that contain ribbon structure quartz-sulfide veins. The structures strike east-west and dip steeply, mostly to the north. Only one of the four known vein systems was drilled in 1986 and 1988. Sampling in 2007 shows that all four structures locally have high-grade gold-quartz mineralization and should be drill tested.

The vein systems are strongly enriched in gold (Au): Of 199 rock chip samples collected during a reconnaissance mapping and sampling program in the summer of 2007, almost half (94 samples) contained more than 1g/t Au; 33 samples contained more than 10 g/t; and 12 contained more than one ounce of Au/ton. One 1.5 ft. (about 46 cm) banded quartz vein with visible gold assayed 81.9 g/t (about 2.39 oz/ton) Au. Veins typically pinch and swell, but individual veins are as much as 14 feet thick and composite veins up to more than 20 feet across. The veins are competent, but occur within halos of altered quartz diorite, and are generally marked on surface by deep trenches eroded from the incompetent altered host rocks. Gold is accompanied, in approximate decreasing order by arsenopyrite, pyrite, and galena with lesser amounts of scheelite, chalcopyrite, and sphalerite.

The Herbert Glacier property lies within the 100-mile long Juneau gold belt which has produced nearly seven million ounces of gold through a total depth range of thousands of feet. Trace elements typical of the gold belt and the mesothermal aspect of the ribboned quartz veins suggest that the veins of the Herbert Glacier property could be persistent in both strike and depth.

In October 2007, Quaterra leased 17 core claims from long time Juneau prospectors and miners Dale Henkins and Floyd Branson and their partner Jim Wilson of Coastal Helicopters (the JEDI syndicate). Quaterra staked an additional 67 contiguous claims. Terms between Quaterra and the JEDI group call for an initial payment of $12,000 and annual payments escalating from $12,000 to $30,000 over the first 11 years. Payments are an advance royalty calculated on a sliding scale of 3% to 5% NSR based on the gold price. Quaterra has a work commitment of least $25,000 for the first year and $50,000 for each year thereafter.

The Summit vein, part of the southernmost of the four vein systems, was known in the early days of the Juneau district. Much of the area now known to be mineralized was, however, covered by glacial ice. Veins were exposed as the ice receded and discoveries were made in the 1980s. The next system to the north, called the Herbert Vein, was drilled in 1986 and 1988 respectively by Tenneco Minerals and its successor Echo Bay Mining Co. The structure was explored on approximate 200 foot intervals along a 2,000 foot strike length with 5,272 feet of drilling in 19 core holes. Shallow angle holes established continuity of gold mineralization in the vein system and found intercepts of up to 12.84 oz Au/ton. Highlights of this drilling are shown in the table below:

1

HIGHLIGHTS OF HISTORIC (1986 & 1988) DRILLING AT THE HERBERT GLACIER PROSPECT

Drill holes in order west to east over about 2000 feet strike length.
Only intercepts>1-ft of 0.3 oz/ton Au shown
Data from reports by George A. Moerlein for Tenneco Minerals (1986) and Echo Bay Mining Co (1988)

Hole	From (ft)	To (ft)	Interval	oz/ton Au
H-9	88.0	89.2	1.2	0.38
H-6	190.0	191.0	1.0	3.85
H-5	165.5	168.1	2.6	0.93
H-2	147.0	149.0	2.0	0.99
H-1	78.0	84.0	6.0	0.93
H-13	286.5	300.5	14.0	0.98
Includes	296.8	297.8	1.0	12.64
H-12	160.4	162.0	1.6	0.31
H-12	165.5	168.4	2.9	0.31

“All drilling was NQ core with excellent recovery”

A metallurgical study on a 240 pound composite sample by the US Bureau of Mines indicated that 88% of the gold was free milling and could be recovered by gravity methods (Herbert Glacier – No. JU097, ARDF file, Juneau Quadrangle, U.S. Geological Survey).

“We are quite excited about the potential of the Herbert Glacier project,” says Dr. Charles C. Hawley, Quaterra’s VP Exploration-Alaska. “If we can demonstrate similar grades and tonnages at depth and in the other parallel veins, this project could represent a significant gold deposit for the Company.”

Quaterra is planning a 3,000 foot core drilling program to explore the Herbert Glacier project in 2008.

Most of the work described in this release was carried out in August 2007 by contract geologists Carl Hale, Geoff Garcia, and Alexander Pappas with assistance of Dale Henkins and Floyd Branson. Samples were under the direct control of Mr. Pappas until they were sent via Alaska Airlines to ALS Chemex prep laboratory in Fairbanks, Alaska. The crew was under the general supervision of Dr. Charles C. Hawley who is the qualified person responsible for the preparation of this release.

Quaterra Resources Inc. (TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,
“Thomas Patton”
Thomas Patton, President, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact
Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.